PRESS RELEASE

SuperCom Announces Second Quarter 2006 Results

Q2 Revenues down by 16% to $1.8 million, expects 23% growth to $10M-10.8M in 2006

Operational loss decreased to $0.9m, gross margins up to 61% from revenues; reports expanding into new markets

Qadima, Israel, August 31, 2006 - SuperCom Ltd. (OTCBB: SPCBF.OB; Euronext: SUP), a leading provider of smart card and electronic identification (e-ID) solutions, today announced its unaudited financial results for the quarter and six months ended June 30, 2006.

Second Quarter results

Revenues for the second quarter ended June 30, 2006 were $1.8 million, representing a decrease of 16% from revenues of $2.1 million as reported in the second quarter of 2005. Sequentially, revenues decreased by 9% from $2 million as recorded in the first quarter of 2006. Gross profit for the second quarter 2006 was $1.1 million or 61% of revenues, compared with $949,000 or 44% of revenues in the second quarter 2005. Sequentially, gross profit grew by 3% from $1.2 million or 58% of revenues reported in the first quarter of 2006.

Operating loss for the second quarter was $877,000 compared to a loss of $1.6 million in the same period last year, and an operating loss of $750,000 in the previous quarter. Pro forma operating loss for the quarter was $716,000 compared to a loss of $1.1 million in the same quarter last year. Second quarter net loss was $993,000 or a loss of $0.04 per diluted share, compared with a net loss of $1.5 million or a loss of $0.08 per diluted share in the same period last year, and a net loss of $725,000 or a loss of $0.03 in the previous quarter. Pro forma net loss for the quarter was $767,000, or a loss of $0.03 per diluted share, compared with a pro forma net loss of $1.1 million, or a loss of $0.06 per diluted share in the same period of last year.

Eyal Tuchman, CEO of SuperCom, said, “Our second quarter results for 2006 were in line with our expectations. We are very pleased to see that our restructuring process has taken effect as evidenced by the reduction in operating expenditure and our increased margins. We have announced a number of very exciting e-ID projects with customers worldwide and we anticipate that we will sign a number of significant government contracts in the near future. Our aim is to continually improve our efficiency, reach profitability, and re-focus SuperCom on being a leading technology provider of innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.”

The company had cash, short term deposits and marketable securities totaling $1.8 million at the end of the quarter.

PRESS RELEASE

Half-year results

Revenues for the half year were $3.8 million, representing a decrease of 20% from revenues of $4.8 million as reported in June 2005. Gross profit for the half year 2006 was $2.3 million or 59% of revenues, compared with $2.3 million or 49% of revenues in June 2005.

Operating loss for the half-year 2006 was $1.6 million compared to a loss of $2.1 million in 2005. Pro forma operating loss for the half-year 2006 was $1.4 million compared to a loss of $1.6 million in 2005. Net loss for the half-year was $1.7million, or a loss of $0.07 per diluted share compared to $2.1 million or a loss of $0.12 in 2005. Pro forma net loss for the half-year was $1.5million, or a loss of $0.06 per diluted share, compared with a net loss of $1.6 million, or a loss of $0.09 per diluted share in June 2005.

Recent Developments

•	The joining of Neil C. Livingstone, one of America’s preeminent authorities on security issues, to SuperCom’s Advisory Board.
•	Announcement of two e-passport biometric pilot programs with European clients.
•
Announcement that SuperCom entered into an agreement with H.M.S. Telecom, LLC, a leading oil and gas industry consulting group from Houston, Texas to represent and market SuperCom’s Incident Response Management System (IRMS) to the oil and gas industry.

Mr. Tuchman noted that SuperCom continues to grow its Homeland Security IRMS business and is currently in advanced negotiations with a major city in the US for a sale of its IRMS system. “This is a growing and attractive market in which we have the ability to play a leading role and we expect that during the second half of 2006 we will enter into more agreements further developing our IRMS business. In addition, we will begin the implementation phase of the marketing plan for our Active RF product,” added Mr. Tuchman.

Mr. Tuchman concluded, “As we said in the last quarter, we expect that revenues for the full year of 2006 will be in the range of $10.0-10.8 million and believe that the growth will come in the second half of the year. We also expect to reach profitability by the end of the year.”

Conference call

SuperCom will be hosting a conference call later today at 11:00am EDT. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers:

US Dial-in Number: 877-407-0782
INTERNATIONAL Dial-in Number: 201-689-8567

At:
11:00am Eastern Time and 6:00pm Israel Time

PRESS RELEASE

For those unable to listen to the live call, a replay of the call will be available for six weeks an hour after the call in the investor relations section of SuperCom’s website, at: www.supercomgroup.com.

Additionally, there will be a telephone replay available for two weeks following the call. To listen, please dial US: 877-660-6853 and International: 201-612-7415.

About SuperCom
SuperCom, Ltd. provides innovative solutions in smart-card and e-ID technologies to the commercial and government sectors.  The Company offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports.  It is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration to improve homeland security, governmental efficiency and document ease of use. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Statements preceded or followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “projects”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends.

You should consider the areas of risk described under the heading “Forward Looking Statements” and those factors captioned as “Risk Factors” in our periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by us and our businesses generally.

All information in this release is as of August 31, 2006.  Except for our ongoing obligation to disclose material information under the federal securities laws, the Company undertakes no duty to update any forward-looking statement to reflect subsequent events, actual results or changes in the Company's expectations. The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Contacts
SuperCom, Ltd	The Global Consulting Group
Yaron Shalom	Andrea Priest
972 889 0800	Investor Relations
yaron.shalom@supercomgroup.com	1-646-284-9425
apriest@hfgcg.com

FINANCIAL TABLES TO FOLLOW

PRESS RELEASE

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2005	2006
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,294	$735
Short-term deposit	1,088	868
Marketable securities	650	250
Trade receivables	1,053	2,089
Other accounts receivable and prepaid expenses	733	557
Inventories	2,205	2,032

Total current assets	8,023	6,531

LONG-TERM INVESTMENTS:
Long term trade receivables	209	322
Investment in an affiliated company	275	275
Severance pay fund	492	520

Total long-term investments	976	1,117

PROPERTY AND EQUIPMENT, NET	3,210	3,104

INTANGIBLE ASSETS	67	56

TOTAL ASSETS	$12,276	$10,808

PRESS RELEASE

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2005	2006
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loan	$855	$623
Trade payables	770	620
Employees and payroll accruals	322	367
Accrued expenses and other liabilities	1,271	1,752

Total current liabilities	3,218	3,362

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	195	212
Accrued severance pay	616	630

Total long-term liabilities	811	842

Shareholders' equity	8,247	6,604

TOTAL LIABILITY AND SHAREHOLDERS’ EQUITY	$12,276	$10,808

PRESS RELEASE

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2005	2006	2005	2006
	Unaudited

Revenues	$4,788	$3,835	$2,160	$1,822
Cost of revenues	2,462	1,555	1,211	705

Gross profit	2,326	2,280	949	1,117

Operating expenses:
Research and development	726	642	378	348
Selling and marketing	1,739	2,099	779	1,071
General and administrative	1,500	1,166	858	575
Restructuring expenses	496	-	496	-

Total operating expenses	4,461	3,907	2,511	1,994

Operating loss	(2,135)	(1,627)	(1,562)	(877)
Financial (expenses) income, net	6	(31)	23	(53)
Other expenses, net	(6)	(60)	(6)	(63)

Net loss	$(2,135)	$(1,718)	$(1,545)	$(993)

Basic and diluted net loss per share	$(0.12)	$(0.07)	$(0.08)	$(0.04)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	18,260,150	23,286,535	18,346,140	23,315,994

PRESS RELEASE

* PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2005	2006	2005	2006
	Unaudited

Revenues	$4,788	$3,835	$2,160	$1,822
Cost of revenues	2,462	1,555	1,211	705

Gross profit	2,326	2,280	949	1,117

Operating expenses:
Research and development	726	613	378	320
Selling and marketing	1,739	2,072	779	1,050
General and administrative	1,500	1,029	858	463

Total operating expenses	3,965	3,714	2,015	1,833

Operating loss	(1,639)	(1,434)	(1,066)	(716)
Financial (expenses) income, net	6	(31)	23	(53)
Other (expenses) income, net	(6)	5	(6)	2

Net loss	$(1,639)	$(1,460)	$(1,049)	$(767)

Basic and diluted net loss per share	$(0.09)	$(0.06)	$(0.06)	$(0.03)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	18,260,150	23,286,535	18,346,140	23,315,994

The Pro-Forma Consolidated Statements of Operations for the periods ended June 30, 2005 exclude restructuring expenses totaling $496.

The Pro-Forma Consolidated Statements of Operations for the six months and three months ended June 30, 2006 exclude Equity based compensation expense totaling $158 and $126 respectively, litigation expenses totaling $65 and expenses related to allowance of doubtful debts totaling $35.

To supplement our condensed consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (GAAP), the Company is providing an additional measure of operating results excluding certain expenses. The above Pro-Forma information is for informational purposes only. The Company believes that this non-GAAP financial measure is useful to investors because of the one-time, non-recurring nature of the expenses. It is not prepared in accordance with Generally Accepted Accounting Principles in the United States (US GAAP) and should not be considered as a substitute for our historical financial information prepared in accordance with GAAP.

PRESS RELEASE

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2005	2006	2005	2006
	Unaudited
Cash flows from operating activities:
Net loss	$(2,135)	$(1,718)	$(1,545)	$(993)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	654	180	567	113
Accrued severance pay, net	(7)	(14)	(5)	(32)
Amortization of deferred stock compensation	38	155	5	188
Decrease (increase) in trade receivables	90	(1,149)	-	(547)
Decrease in other accounts receivable and prepaid expenses	365	176	325	59
Decrease (increase) in inventories	(194)	173	(34)	44
Increase (decrease) in trade payables	(357)	(150)	(363)	39
Increase (decrease) in employees and payroll accruals	44	45	(118)	30
Increase (decrease) in accrued expenses and other liabilities	(516)	571	222	326
Exchange differences on principle of long-term loan	-	3	-	3
Others	-	-	-	1

Net cash used in operating activities	(2,018)	(1,728)	(946)	(769)

Cash flows from investing activities:
Purchase of property and equipment	(253)	(63)	(84)	(33)
Purchase of other asset	-	-	-
Proceeds from short-term deposits, net	412	220	281	88
Proceed of marketable Securities, net	-	400	-	1,050

Net cash provided by investing activities	159	557	197	1,105

Cash flows from financing activities:
Short-term bank credit, net	(16)	(331)	(24)	(238)
Proceeds from long-term loan	500	204	-	204
Expenses related to issuance of shares in a private placement	-	(170)	-	(170)
Proceed from exercise of warrant and options, net	195	-	(98)	-
Principal payment of long-term loan	(370)	(91)	(221)	(48)

Net cash provided by (used in) financing activities	309	(388)	(343)	(252)

Increase (decrease) in cash and cash equivalents	(1,550)	(1,559)	(1,092)	84
Cash and cash equivalents at the beginning of the period	2,894	2,294	2,436	651

Cash and cash equivalents at the end of the period	$1,344	$735	$1,344	$735

Supplemental disclosure of cash flows information:
Cash paid during the period for:
Interest	$50	$39	$27	$20
Supplemental disclosure of non-cash activities:

Accrued expenses related to issuance of shares	$-	$19	$-	$19